1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

June 6, 2023

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,630

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,630 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares iBonds 2030 Term High Yield and Income ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on May 16, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff the Fund’s completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	The Trust will provide to the Staff the Fund’s completed fee table and cost example.

Comment 2:	On page S-1, the disclosure above the fee table states that BFA will pay all operating expenses of the Fund except for six enumerated categories. The Staff notes that the Fund does not exclude AFFE. Could the Trust confirm whether BFA or the Fund will pay AFFE and adjust the disclosure accordingly. Please also confirm whether a separate line item for AFFE is needed.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

June 6, 2023

Response:	The Trust added the following footnote to the fee table:

Operating expenses paid by BFA under the Investment Advisory Agreement exclude Acquired Fund Fees and Expenses, if any.

The Trust added a separate line item to the fee table regarding AFFE.

Comment 3:	Please disclose whether the Underlying Index is currently concentrated as defined under the federal securities laws.

Response:	Consistent with the Investment Company Act of 1940, the Trust notes that the Industry Concentration Policy on page S-5 of the Prospectus states that “[t]he Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.” Additionally, “Concentration Risk,” which is included as a principal risk, states that “the Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities and/or other assets of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector, market segment or asset class.”

As of the date referenced in the “Principal Investment Strategies” section, to the extent a particular industry constitutes 25% or more of the Fund’s total assets, the industry will be noted in the “Principal Investment Strategies” section and its related risk will be described under “Summary of Principal Risks” as a principal risk of the Fund. The Trust further notes that the Fund’s portfolio holdings will be published on the iShares website, allowing investors to assess information regarding the Fund’s investments, including information about individual securities and sectors.

Comment 4:	Please add non-U.S. securities risk or, if not deemed a principal strategy or risk, please consider deleting the strategy.

Response:	While the Index Methodology includes non-U.S. corporate issuers, at this time, based on the composition of the Underlying Index, the Trust does not believe that non-U.S. issuers present a principal risk to the Fund. The Trust has included “Non-U.S. Issuers Risk” in “A Further Discussion of Other Risks” in the Prospectus. The Trust periodically reviews the composition of non-U.S. issuers in the Underlying Index, and if the composition of the Underlying Index changes such that the Trust believes non-U.S. issuers present a principal risk to the Fund, the Trust will update the risk factors accordingly.

Securities and Exchange Commission

June 6, 2023

Comment 5:	The Staff notes that the risk factors are in alphabetical order. Please order the risk factors to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks to the Fund, the remaining risk factors may be alphabetized. Please see ADI 2019-08.

Response:	The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 6:	Please disclose the weighting methodology for the Underlying Index.

Response:	The Trust has replaced the last sentence of the third paragraph of the section entitled “Principal Investment Strategies” in the Summary Prospectus with the following sentence and will make similar updates to the section entitled “Construction and Maintenance of the Underlying Index” in the Statement of Additional Information:

Securities are market-cap weighted within the Underlying Index, with a 3% cap typically imposed on any one issuer, and a pro rata distribution of any excess weight across the remaining issuers in the Underlying Index.

Comment 7:	Please file the license or sublicense agreement as an exhibit, as appropriate.

Response:	The Trust will file the relevant sublicense agreement as an exhibit to the registration statement.

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Securities and Exchange Commission

June 6, 2023

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Marisa Rolland

Adithya Attawar

Jennifer Kerslake

Timothy Kahn

Michael Gung

George Rafal

Luis Mora

Toree Ho

Jakob Edson